NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OFFER LETTER

TO ALL HOLDERS OF WARRANTS

TO PURCHASE COMMON STOCK OF

RAND LOGISTICS, INC.

SEPTEMBER 26, 2008

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW WARRANTS YOU TENDER WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON OCTOBER 24, 2008 (THE “EXPIRATION DATE”).

THE OFFER IS BEING MADE SOLELY UNDER THIS OFFER LETTER AND THE LETTER OF TRANSMITTAL AND IS BEING MADE TO ALL RECORD HOLDERS OF WARRANTS. THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF WARRANTS RESIDING IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES, BLUE SKY OR OTHER LAWS OF SUCH JURISDICTION.

Rand Logistics, Inc. (the “Company”) is making an offer, upon the terms and conditions in this Offer Letter and related Letter of Transmittal (which together constitute the “Offer”), for a period of twenty (20) business days, or until October 24, 2008 (the “Offer Period”).  The Offer is being made to all holders of the Company’s publicly traded warrants (the “Warrants”) to purchase the Company’s common stock, par value $.0001 per share (the “Common Stock”), which were issued by the Company in its initial public offering.  The Offer was approved by the Company’s Board of Directors on  September 23, 2008.

There are currently Warrants outstanding to purchase 5,194,489 shares of Common Stock for $5.00 per share.  The Company’s Common Stock and Warrants are traded on the NASDAQ Capital Market under the symbols RLOG and RLOGW, respectively.  On September 22, 2008, the last reported sale prices of such securities were $5.22 and $0.10, respectively. The Company also has a current trading market for its units (“Units”). One Unit consists of one share of Common Stock and two Warrants. The Units trade on the NASDAQ Capital Market under the symbol RLOGU, and on  September 22, 2008, the last reported sale price of a Unit was $7.50.

This Offer is to temporarily modify the terms of the Warrants during the Offer Period to permit Warrant holders to tender their Warrants for exercise on a cashless basis.  For each twenty-five Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects, provided that Warrants are tendered in multiples of twenty-five.  The Company will not issue fractional shares of the Common Stock in this Offer and will not accept Warrants in multiples of other than twenty-five.  Holders may also exercise their Warrants for cash during the Offer Period in accordance with the original terms of the Warrant.

You may tender some or all of your Warrants on these terms.  If you elect to tender Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal.  If you desire to exercise your Warrants for cash in accordance with their original terms, please follow the instructions for exercise included in the Warrants.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their original terms, by following the instructions herein.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF OCTOBER 26, 2008.

Investing in the Company’s securities involves a high degree of risk.  See “Risk Factors” in Section 12 of this letter for a discussion of information that you should consider before tendering Warrants in this Offer.

The Offer to modify the terms on which the Warrants may be exercised will commence on September 26, 2008 (the date the materials relating to the Offer are first sent to the holders) and end on October 24, 2008 at 5:00 p.m., Eastern Daylight Time. At the expiration of the Offer, the original terms of the Warrants, including, but not limited to, the $5.00 per share cash exercise price and the number of shares of Common Stock (one share) into which a Warrant may be exercised, shall continue to apply until the Warrants expire by their terms on October 26, 2008.

All of the currently outstanding publicly-traded Warrants are the subject of this Offer, including those Warrants that are a part of the outstanding Units. If the Warrants you are tendering are part of Units held by you, then you must instruct your broker to separate the Warrants from the Units prior to tendering your Warrants pursuant to the Offer.  For specific instructions regarding separation of Units, please see the letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

A detailed discussion of the Offer is contained in this Offer Letter. Warrant holders are strongly encouraged to read this entire package of materials, and the publicly-filed information about the Company referenced herein, before making a decision regarding the Offer.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THIS OFFER IN ACCORDANCE WITH THE RECOMMENDATION OF A COMMITTEE COMPRISED OF INDEPENDENT MEMBERS OF THE BOARD (EACH OF WHOM OWNS LESS THAN 2,000 WARRANTS) WHICH ESTABLISHED THE MATERIAL TERMS OF THIS OFFER, INCLUDING THE EXCHANGE RATE OF TWENTY-FIVE WARRANTS FOR ONE SHARE OF COMMON STOCK.   THE INDEPENDENT COMMITTEE ESTABLISHED THE EXCHANGE RATE WITH THE ASSISTANCE OF AN INDEPENDENT FINANCIAL ADVISOR.  NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS.

IMPORTANT PROCEDURES

If you want to tender all or part of your Warrants, you must do one of the following before the Offer expires:

•
if your Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Warrants for you, which can typically be done electronically;

•
if you hold Warrant certificates in your own name, complete and sign the Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your Warrants and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company, the depositary for this Offer; or

•
if you are an institution participating in The Depository Trust Company, called the ‘‘book-entry transfer facility’’ in this document, tender your Warrants according to the procedure for book-entry transfer described in Section 2.

If you want to tender your Warrants but:

•	your certificates for the Warrants are not immediately available or cannot be delivered to the depositary; or

•	you cannot comply with the procedure for book-entry transfer; or

•	your other required documents cannot be delivered to the depositary before the expiration of the Offer then you can still tender your Warrants if you comply with the guaranteed delivery procedure described in Section 2.

TO TENDER YOUR WARRANTS, YOU MUST CAREFULLY FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS DISCUSSED HEREIN RELATED TO THE COMPANY’S OFFER.

WARRANTS MUST BE TENDERED IN MULTIPLES OF TWENTY-FIVE.  NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER AND THE COMPANY WILL NOT ACCEPT WARRANTS IN MULTIPLES OF OTHER THAN TWENTY-FIVE.

If you have any question or need assistance, you should contact Morrow & Co., LLC (“Morrow”), the Information Agent for the Offer.  You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent.  Morrow may be reached at:

Morrow & Co., LLC
470 West Avenue, Stamford, CT 06902
Warrant holders, please call Toll Free: (800) 607-0088
Banks and brokerage firms, please call: (800) 662-5200

Unless otherwise stated in this Offer Letter, references to ‘‘registrant,’’ ‘‘we,’’ ‘‘us’’ or the ‘‘Company’’ refer to Rand Logistics, Inc.  Unless the context otherwise requires, references to Lower Lakes' business or the business of Lower Lakes mean the combined businesses of Lower Lakes Towing Ltd., Lower Lakes Transportation and Grand River Navigation Company, Inc. An investment in our shares of common stock involves risks. Therefore carefully consider the information provided under the heading ‘‘Risk Factors’’ beginning on page 18.

SUMMARY

The Company	Rand Logistics, Inc., a Delaware corporation, with principal executive offices at 461 Fifth Avenue, 25th Floor, New York, New York 10017, telephone (212) 644-3450.

The Warrants
As of September 26, 2008, the Company had 5,194,489 Warrants outstanding that were issued by the Company in its initial public offering.   Each Warrant is exercisable for one share of Common Stock at a cash exercise price of $5.00.  By their terms, the Warrants will expire on October 26, 2008, unless sooner redeemed by the Company, as permitted under the Warrants.

Market Price of the Common Stock and Warrants
The Common Stock and Warrants are listed on the NASDAQ Capital Market under the symbols RLOG and RLOGW, respectively. On September 22, 2008, the last reported sale prices of such securities were $5.22 and $0.10, respectively. The Units also trade on the NASDAQ Capital Market under the symbol RLOGU, and the last reported sales price of the Units on September 22, 2008 was $7.50.

The Offer
This Offer is being made to all Warrant holders.  The purpose of the Offer is to reduce the number of shares of Common Stock which would become outstanding upon the exercise of warrants for cash, as well as to provide holders with the option of exercising their Warrants on a cashless basis.

Cashless Net Exercise
Until the Expiration Date of the Offer, holders can exercise Warrants in a cashless manner by tendering Warrants in exchange for Common Stock.  For each twenty-five Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects, provided that Warrants are tendered in multiples of twenty-five.  The Company will not issue fractional shares of the Common Stock in this Offer and will not accept Warrants in multiples of other than twenty-five.  Holders may also exercise their Warrants for cash during the Offer Period in accordance with the original terms of the Warrant.

Expiration Date of Offer
5:00 p.m., Eastern Daylight Time, on October 24, 2008.  All Warrants and related paperwork, as well as payment for Warrants exercised for cash, must be received by the Information Agent by this time, as instructed herein.

Withdrawal Rights	If you tender your Warrants and change your mind, you may withdraw your tendered Warrants at any time until the Expiration Date of the Offer, as described in greater detail in Section 3 herein.

Participation by Officers and Directors	Each officer and director of the Company who owns Warrants intends to exercise some or all of his Warrants in accordance with the terms of the Offer.

Conditions of the Offer	The conditions to the Offer are:

	(A)	each Holder delivering to the Company in a timely manner a completed Letter of Transmittal, along with the Holder’s Warrants; and

(B)
there has not been a decrease in the market price of Common Stock such that the Board of Directors considers the offer to no longer be in the best interest of the Company and its holders of Common Stock.

We may terminate the Offer if any of the conditions to the Offer are not satisfied prior to the Expiration Date.

Fractional Shares
No fractional shares will be issued in the Offer.  The cashless exercise feature requires that twenty-five Warrants be tendered for each share of Common Stock, and the Company will not accept Warrants in multiples of other than twenty-five.

How to Tender Warrants
To tender your Warrants, you must complete the actions described herein under ‘‘Important Procedures’’ before the Offer expires. You may also contact the Information Agent or your broker for assistance. The contact information for the Information Agent is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. Warrant holders, please call Toll Free: (800) 607-0088.  Banks and brokerage firms, please call: (800) 662-5200.

Further Information
Please direct questions or requests for assistance, or for additional copies of this Offer, Letter of Transmittal or other materials, in writing, to the Information Agent — Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. Warrant holders, please call Toll Free: (800) 607-0088.  Banks and brokerage firms, please call: (800) 662-5200.

THE OFFER

Risks of Participating In the Offer

Participation in this Offer involves a number of risks, including, but not limited to, the risks identified in Section 12 below. Holders should carefully consider these risks and are urged to speak with their personal financial, investment and/or tax advisor as necessary before deciding whether or not to participate in this Offer. In addition, the Company strongly encourages you to read this Offer in its entirety and review the documents referred to in Sections 9 and 13.

1.           GENERAL TERMS

Subject to the terms and conditions of the Offer, the Company is making an offer for a period of twenty (20) business days, ending October 24, 2008 at 5:00 p.m., Eastern Daylight Time, to the holders of the Company’s Warrants, to tender Warrants for exercise on a cashless basis.  For each twenty-five Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects, provided that Warrants are tendered in multiples of twenty-five.  The Company will not issue fractional shares of the Common Stock in this Offer and will not accept Warrants in multiples of other than twenty-five.  Holders may also exercise their Warrants for cash during the Offer Period in accordance with the original terms of the Warrant.

You may tender some or all of your Warrants on these terms.  If you elect to tender Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their original terms, by following the instructions herein.

No fractional shares will be issued in the Offer.  The cashless exercise feature requires that twenty-five Warrants be tendered for each share of Common Stock, and the Company will not accept Warrants in multiples of other than twenty-five.

A.           Period of Offer

The Offer will only be open for a period beginning on September 26, 2008 and ending on the Expiration Date.

B.           Partial Exercise Permitted

If you choose to participate in the Offer, you may exercise less than all of your Warrants pursuant to the terms of the Offer, provided that Warrants are tendered in multiples of twenty-five.  The Company will not issue fractional shares of the Common Stock in this Offer and will not accept Warrants in multiples of other than twenty-five.  Holders may also exercise their Warrants for cash during the Offer Period in accordance with the original terms of the Warrant.

DURING THE PERIOD OF THE OFFER, WARRANTS SHALL CONTINUE TO BE EXERCISABLE FOR CASH IN ACCORDANCE WITH THE ORIGINAL TERMS OF SUCH WARRANTS.  UNEXERCISED WARRANTS SHALL EXPIRE IN ACCORDANCE WITH THEIR TERMS ON OCTOBER 26, 2008, UNLESS SOONER REDEEMED AS PERMITTED BY THEIR TERMS.

C.           Exercise by Cashless Net Exercise

Exercising the Warrants by cashless net exercise will require surrendering twenty-five Warrants to acquire each share of Common Stock, provided that Warrants are tendered in multiples of twenty-five.  The Company will not issue fractional shares of the Common Stock in this Offer and will not accept Warrants in multiples of other than twenty-five.  Holders may also exercise their Warrants for cash during the Offer Period in accordance with the original terms of the Warrant.

D.           Board Approval of Tender Offer; No Recommendation; Holder’s Own Decision

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THIS OFFER IN ACCORDANCE WITH THE RECOMMENDATION OF A COMMITTEE COMPRISED OF INDEPENDENT MEMBERS OF THE BOARD (EACH OF WHOM OWNS LESS THAN 2,000 WARRANTS) WHICH ESTABLISHED THE MATERIAL TERMS OF THIS OFFER, INCLUDING THE EXCHANGE RATE OF TWENTY-FIVE WARRANTS FOR ONE SHARE OF COMMON STOCK.   THE INDEPENDENT COMMITTEE ESTABLISHED THE EXCHANGE RATE WITH THE ASSISTANCE OF AN INDEPENDENT FINANCIAL ADVISOR.  NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS.

2.           PROCEDURE FOR EXERCISING AND TENDERING WARRANTS

A.           Proper Exercise and Tender of Warrants

To exercise and tender Warrants validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or photocopy thereof, together with any required signature guarantees, must be received by the depositary at its address set forth on the last page of this document prior to the Expiration Date. The method of delivery of all required documents is at the option and risk of the tendering Warrant holders. If delivery is by mail, the Company recommends registered mail with return receipt requested (properly insured). In all cases, sufficient time should be allowed to assure timely delivery.

In the Letter of Transmittal, the exercising Warrant holder must: (i) set forth his, her or its name and address; (ii) set forth the number of Warrants exercised; and (iii) set forth the number of the Warrant certificate(s) representing such Warrants.

Where Warrants are exercised by a registered holder of the Warrants who has completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, all signatures on the Letters of Transmittal must be guaranteed by an “Eligible Institution.”

An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If the Warrants are registered in the name of a person other than the signer of the Letter of Transmittal, the Warrants must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear on the Warrants, with the signature(s) on the Warrants or stock powers guaranteed.

An exercise of Warrants pursuant to the procedures described below in this Section will constitute a binding agreement between the exercising holder of Warrants and the Company upon the terms and subject to the conditions of the Offer.

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING A LETTER OF TRANSMITTAL AND WARRANTS, MUST BE MADE TO THE DEPOSITARY OR THE BOOK-ENTRY TRANSFER FACILITY.

NO DELIVERIES SHOULD BE MADE TO THE COMPANY, AND ANY DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY OR THE BOOK-ENTRY TRANSFER FACILITY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

BOOK-ENTRY DELIVERY.  The depositary will establish an account for the shares at The Depository Trust Company (“DTC”) for purposes of the Offer within two business days after the date of this document. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Warrants by causing DTC to transfer such Warrants into the depositary’s account in accordance with DTC’s procedure for such transfer. Even though delivery of Warrants may be effected through book-entry transfer into the depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or an agent’s message in the case of a book-entry transfer, and any other required documentation, must in any case be transmitted to and received by the depositary at its address set forth on the last page of this document prior to the Expiration Date, or the guaranteed delivery procedures set forth herein must be followed. Delivery of the Letter of Transmittal (or other required documentation) to DTC does not constitute delivery to the depositary.

WARRANTS HELD THROUGH CUSTODIANS.  If Warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, you must instruct that holder to exercise your Warrants on your behalf. A letter of instructions is included in these materials, and as an exhibit to the Schedule TO. The letter may be used by you to instruct a custodian to exercise and deliver warrants on your behalf.

Unless the Warrants being exercised are delivered to the depositary by 5:00 P.M., Eastern Daylight Time, on the Expiration Date accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted agent’s message, the Company may, at its option, treat such exercise as invalid.  Issuance of Common Stock upon exercise of Warrants will be made only against the valid exercises of the Warrants.

GUARANTEED DELIVERY.  If you want to exercise your Warrants pursuant to the Offer, but (i) your Warrants are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the depositary prior to the Expiration Date, you can still exercise your Warrants if all the following conditions are met:

(A)	the tender is made by or through an Eligible Institution;

(B)
the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form the Company has provided with this document (with signatures guaranteed by an Eligible Institution); and

(C)	the depositary receives, within three NASDAQ Capital Market trading days after the date of its receipt of the notice of guaranteed delivery:

(1)	the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above, and

(2)
a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

In any event, the issuance of shares of Common Stock for Warrants exercised pursuant to the Offer and accepted pursuant to the Offer will be made only after timely receipt by the depositary of Warrants, properly completed, duly executed Letter(s) of Transmittal and any other required documents.

B.            Conditions of the Offer

The conditions to the Offer are:

(i)	each Holder delivering to the Company in a timely manner a completed Letter of Transmittal, along with the Holder’s Warrants; and

(ii)
there has not been a decrease in the market price of Common Stock such that the Board of Directors considers the offer to no longer be in the best interest of the Company and its holders of Common Stock.

We may terminate the Offer if any of the conditions to the Offer are not satisfied prior to the Expiration Date.

C.           Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Warrants will be determined by the Company, in its sole discretion, and its determination shall be final and binding, subject to the judgment of any court. The Company reserves the absolute right, subject to the judgment of any court, to reject any or all tenders of Warrants that it determines are not in proper form or reject Warrants that may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, subject to the judgment of any court, to waive any defect or irregularity in any tender of the Warrants. Neither the Company nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

The exercise of Warrants pursuant to the procedure described above will constitute a binding agreement between the tendering Warrant holder and the Company upon the terms and subject to the conditions of the Offer.

D.           Signature Guarantees

Except as otherwise provided below, all signatures on a Letter of Transmittal by a person residing in or tendering Warrants in the U.S. must be guaranteed by an Eligible Institution.  Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Warrant(s) tendered therewith and such holder has not completed the box entitled “Special Delivery Instructions” or “Special Issuance Instructions” in the Letter of Transmittal; or (b) such Warrants are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

3.           WITHDRAWAL RIGHTS

Tenders of Warrants made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable. If the Company is delayed in accepting for exercise any Warrants pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Company may retain all Warrants tendered, and tenders of such Warrants may not be withdrawn except as otherwise provided in this Section 3.

To be effective, a written notice of withdrawal must be timely received by the depositary at its address identified in this Offer. Any notice of withdrawal must specify the name of the person who tendered the Warrants for which tenders are to be withdrawn and the number of Warrants to be withdrawn. If the Warrants to be withdrawn have been delivered to the depositary, a signed notice of withdrawal must be submitted prior to release of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the tendering Warrant holder) and the serial numbers shown on the particular certificates evidencing the Warrants to be withdrawn. Withdrawal may not be cancelled, and Warrants for which tenders are withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, Warrants for which tenders are withdrawn may be tendered again by following one of the procedures described in Section 2 at any time prior to the Expiration Date.

A holder of Warrants desiring to withdraw tendered Warrants previously delivered through DTC should contact the DTC participant through which such holder holds his, her or its Warrants. In order to withdraw previously tendered Warrants, a DTC participant may, prior to the Expiration Date, withdraw its instruction previously transmitted through the WARR PTS function of DTC’s ATOP procedures by (1) withdrawing its acceptance through the WARR PTS function, or (2) delivering to the depositary by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notices of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the WARR PTS function to which such withdrawal relates. A DTC participant may withdraw a tendered Warrant only if such withdrawal complies with the provisions described in this paragraph.

A holder who tendered his, her or its Warrants other than through DTC should send written notice of withdrawal to the depositary specifying the name of the Warrant holder who exercised the Warrants being withdrawn. All signatures on a notice of withdrawal must be guaranteed by a Medallion Signature Guarantor; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Warrants being withdrawn are held for the account of an Eligible Guarantor Institution. Withdrawal of a prior Warrant tender will be effective upon receipt of the notice of withdrawal by the depositary. Selection of the method of notification is at the risk of the Warrant holder, and notice of withdrawal must be timely received by the depositary.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise. Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification, subject to the judgment of any court.

4.           ACCEPTANCE OF WARRANTS AND ISSUANCE OF SHARES

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly tendered as of the Expiration Date. The Common Stock to be issued will be delivered promptly following the Expiration Date.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt by the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof and the surrender of Warrants being tendered.

For purposes of the Offer, the Company will be deemed to have accepted for exercise Warrants that are validly tendered and for which tenders are not withdrawn, unless the Company gives written notice to the Warrant holder of its non-acceptance.

5.           BACKGROUND AND PURPOSE OF THE OFFER

A.           Information Concerning Rand Logistics, Inc.

The Company was organized as a “blank check” company under the laws of the State of Delaware on June 2, 2004 and formed for the purpose of acquiring an operating business through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. Its principal executive offices are located at 461 Fifth Avenue, 25th Floor, New York, New York 10017.

On March 3, 2006, the Company acquired all of the outstanding shares of capital stock of Lower Lakes Towing Ltd., a Canadian corporation which, with its subsidiary Lower Lakes Transportation Company, provides bulk freight shipping services throughout the Great Lakes region.  As part of the acquisition of Lower Lakes, the Company also acquired Lower Lakes' affiliate, Grand River Navigation Company, Inc.

The Company’s shipping business is operated in Canada by Lower Lakes Towing, Ltd. and in the United States by Lower Lakes Transportation.  As used herein, the term “Lower Lakes” refers to both Lower Lakes Towing and Lower Lakes Transportation.  Lower Lakes has grown from its origin as a small tug and barge operator to a full service shipping company with a fleet of thirteen cargo-carrying vessels, one of which is operated under a contract of affreightment.  From its exclusively Canadian beginnings, Lower Lakes has also grown to offer domestic services to both Canadian and U.S. customers as well as cross-border routes.  Lower Lakes services the construction, electric utility and integrated steel industries through the transportation of limestone, coal, iron ore, salt, grain and other dry bulk commodities.

The Company has not paid any dividends on Common Stock to date and does not intend to pay dividends on Common Stock in the near future. The payment of dividends in the future will be contingent upon the Company’s revenues, earnings, capital requirements and general financial condition. The payment of dividends is within the discretion of the Company’s Board of Directors. Other than dividends which the Company’s Board of Directors may determine to pay on the Company’s preferred stock, it is the present intention of the Company’s Board of Directors to retain all earnings for future investment and use in business operations. Accordingly, the Company’s Board of Directors does not anticipate declaring any dividends in the foreseeable future on Common Stock.  In addition, no dividends may be declared or paid on Common Stock unless all accrued dividends on the Company’s preferred stock have been paid.

B.           Establishment of Offer Terms; Approval of the Offer

On June 19, 2008, the Company’s management proposed that the Company’s Board of Directors consider an offer to permit the exercise of Warrants on a cashless basis, on terms to be determined by the Board of Directors, to address the potential dilution to holders of Common Stock that would result from Warrant exercises for cash, and the potentially significant downward pressure on the price of the Common Stock that could result from a large number of such Warrant exercises.  The Board of Directors determined that the decision (i) whether or not to proceed with an offer to exercise Warrants on a cashless basis and (ii) to establish the terms of such an offer should be made by directors who would have an immaterial financial interest in such a transaction.  To that end, a committee of independent directors was established to evaluate and approve the terms of a warrant tender offer.  The independent committee was comprised of Jonathan Brodie, H. Cabot Lodge, III and Michael D. Lundin, each of whom owns less than 2,000 Warrants.

The Board of Directors retained Houlihan, Smith & Company, Inc. (“HSC”), to serve as an independent financial advisor for the benefit of the independent committee.  In establishing the cashless exchange ratio for the warrant tender offer, the independent committee sought to both (i) compensate the Company for the cost of capital which the Company would incur if it sought to raise capital as a result of foregoing the cash exercise price of the Warrants and (ii) provide for a less dilutive transaction for the holders of  Common Stock as compared to the dilution that would result from warrants exercised for cash.  Neither the independent committee nor the Board of Directors as a whole believed the forgoing of cash proceeds as a result of cashless exercises of Warrants would have a material impact on the financial condition of the Company.

HSC rendered its opinion to the Board of Directors on September 23, 2008 that the discount applied to the estimated intrinsic value of the warrants was fair, from a financial point of view, to both the holders of the Common Stock and the holders of Warrants.  HSC based its opinion with respect to the fairness to holders of Common Stock on its view that the discount applied by the committee was greater than the Company’s cost of raising equity capital in an alternative capital raising transaction, and that the resultant exchange ratio would result in significantly less dilution to holders of Common Stock as compared to cash exercises of warrants.  HSC based it opinion as to the fairness to holders of Warrants on its view that the cashless exercise feature, without impairing the existing rights of holders of Warrants, created an additional exercise feature to which holders of Warrants were not otherwise entitled.

HSC was retained on a non-contingent basis.  Except for customary financial advisory services performed by HSC in the past for the Company and affiliates of certain officers and directors of the Company, no relationship or arrangement exists between HSC on the one hand, and the Company or any of its officers or directors on the other.

C.           Purpose of the Offer

The purpose of the Offer is to reduce the potential dilution to holders of Common Stock that would result from the exercise of Warrants for cash, and to reduce the potentially significant downward pressure on the price of the Common Stock that could result from a large number of such Warrant exercises.

D.           Interests of Directors and Officers

Each director and officer of the Company who owns Warrants intends to exercise some or all of his Warrants pursuant to this Offer.

There are no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company’s corporate structure or business; (g) changes in the Company’s Amended and Restated Certificate of Incorporation or Second Amended and Restated By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the issuer’s obligation to file reports pursuant to Section 15(d) of the Exchange Act.  The exercise of the Warrants pursuant to the Offer would trigger the acquisition by such exercising holders of additional shares of the Common Stock of the Company.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THIS OFFER IN ACCORDANCE WITH THE RECOMMENDATION OF A COMMITTEE COMPRISED OF INDEPENDENT MEMBERS OF THE BOARD (EACH OF WHOM OWNS LESS THAN 2,000 WARRANTS) WHICH ESTABLISHED THE MATERIAL TERMS OF THIS OFFER, INCLUDING THE EXCHANGE RATE OF TWENTY-FIVE WARRANTS FOR ONE SHARE OF COMMON STOCK.   THE INDEPENDENT COMMITTEE ESTABLISHED THE EXCHANGE RATE WITH THE ASSISTANCE OF AN INDEPENDENT FINANCIAL ADVISOR.  NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS.

6.           PRICE RANGE OF COMMON STOCK, WARRANTS AND UNITS

The Common Stock and Warrants are listed on the NASDAQ Capital Market under the symbols RLOG and RLOGW, respectively. On September 22, 2008, the last reported sale prices of the Common Stock and Warrants were $5.22 and $0.10, respectively. The Company also has a current trading market for its Units. The Units also trade on the NASDAQ Capital Market under the symbol RLOGU and on  September 22, 2008 the closing sale price of the Units was $7.50.   Prior to March 7, 2007, the Company’s Common Stock, Warrants and Units were traded on the OTC Bulletin Board under the symbols RAQC.OB, RAQCW.OB and RAQCU.OB, respectively

The Company recommends that holders obtain current market quotations for the Common Stock and Warrants, among other factors, before deciding whether or not to exercise their Warrants.

The following table shows, for the last eight fiscal quarters, the high and low closing prices per share of the Common Stock, Warrants and Units as quoted on the NASDAQ Capital Market and Over-the-Counter Bulletin Board.  The Company’s Common Stock began trading on October 28, 2005.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low

September 30, 2006	$5.88	$5.30	$1.01	$0.70	$8.00	$6.90
December 31, 2006	$7.10	$5.40	$2.18	$0.76	$11.75	$7.00
March 31, 2007	$7.20	$6.60	$2.30	$1.50	$11.47	$10.05
June 30, 2007	$7.35	$5.00	$2.76	$1.70	$11.90	$11.65
September 30, 2007	$6.50	$5.17	$2.13	$1.05	$**	$**
December 31, 2007	$6.50	$5.11	$2.48	$1.45	$11.50	$6.00
March 31, 2008	$6.45	$4.90	$1.89	$0.30	$10.50	$5.00
June 30, 2008	$5.97	$4.95	$0.74	$0.20	$6.60	$5.41
**No trades of the Company's Units were made during the quarter ended September 30, 2007.

7.           SOURCE AND AMOUNT OF FUNDS

Because this transaction is an offer to holders to exercise their existing Warrants, there is no source of funds or other cash consideration being paid by the Company to those tendering Warrants.

8.           TRANSACTIONS AND AGREEMENTS CONCERNING WARRANTS

Other than as set forth below, and as set forth in the Company’s Amended and Restated Certificate of Incorporation and Second Amended and Restated By-Laws, there are no agreements, arrangements or understandings between the Company, or any of its directors or executive officers, and any other person with respect to the Warrants.

In connection with its initial public offering and the appointment of a warrant agent for its publicly traded Warrants, the Company entered into a Warrant Agreement with Continental Stock Transfer & Trust Company (“Continental”). The Warrant Agreement provides for the various terms, restrictions and governing provisions that dictate all the terms of the Warrants.

The Company has retained Continental to act as the Depositary and Morrow & Co., LLC (“Morrow”) to act as the Information Agent. Morrow may contact warrant holders by mail, telephone, facsimile, or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

9.           FINANCIAL INFORMATION REGARDING THE COMPANY

The Company incorporates by reference the Company’s financial statements for (i) the fiscal years ended March 31, 2008 and March 31 2007, that were furnished in the Company’s Annual Report on Form 10-K  filed with the U.S. Securities and Exchange Commission (“SEC”) on June 26, 2008 and (ii) the fiscal quarter ended June 30, 2008 that were furnished in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2008.

The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

Summary Financial Information

The following is a summary of selected statement of income data and balance sheet data for each period indicated. The selected financial data for the years ended March 31, 2008 and March 31, 2007 are derived from the Company’s audited financial statements and related notes. In addition, the selected financial data for the three month period ended June 30, 2008 are derived from the Company’s  Form 10-Q filed with the SEC on August 14, 2008.

The selected financial data presented below should be read in conjunction with the Company’s consolidated financial statements and the notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Annual Report on Form 10-K.

Summary Statement of Operations Data
(U.S. Dollars 000’s except for Earnings (Loss) per share figures)

	Three months ended June 30, 2008 (unaudited)	Three months ended June 30, 2007* (unaudited)	Year ended March 31, 2008*	Year ended March 31, 2007*
Revenue	43,406	25,230	94,769	79,186

Expenses
Outside voyage charter fees	6,246	2,137	9,436	4,935
Vessel operating expenses	25,555	17,317	69,117	57,474
Repairs and maintenance	888	94	3,844	3,382
	32,689	19,548	82,397	65,791
Income before general and administrative, depreciation, amortization of drydock costs and intangibles, other income and expenses and income taxes	10,717	5,682	12,372	13,395

General and administrative	2,469	1,941	10,678	8,069
Depreciation and amortization of drydock costs and intangibles	2,616	2,308	10,153	7,107
Gain on sale of vessels by variable interest entity	-	-	(667)	-
Loss on retirement of owned vessel	-	-	1,735	-
Loss (gain) on foreign exchange	2	(173)	(163)	128
	5,087	4,076	21,736	15,304
Income (loss) before interest, other income and expenses and income taxes	5,630	1,606	(9,364)	(1,909)

Net income (loss)	2,316	(1,154)	(14,518)	(4,521)
Net earnings (loss) per share – basic	$0.19	$(0.12)	$(1.28)	$(0.63)
Net earnings (loss) per share – diluted	$0.18	$(0.12)	$(1.28)	$(0.63)

*     The statement of operations as of June 30, 2007, the March 31, 2008 and March 31, 2007 include the results of Wisconsin & Michigan Steamship Company (WMS), which, under generally accepted accounting principles, was considered a “variable interest entity (VIE)” requiring consolidation during those periods. On February 13, 2008 the Company exercised its purchase option and entered into an asset purchase agreement with WMS (a VIE until that date) to buy the vessel assets of WMS. Based on this reconsideration event, the Company is no longer the primary beneficiary under FIN46R and is no longer required to consolidate WMS’s financial statements. The statement of operations as of March 31, 2008 includes the results of WMS through February 13, 2008, at which point WMS was deconsolidated from the Company’s balance sheet.

Summary Balance Sheet Data
(U.S. Dollars 000’s)

	June 30, 2008 (Unaudited)	March 31, 2008	March 31, 2007

Cash and cash equivalents	$7,354	$5,626	$7,207
Other current assets	26,666	8,138	7,306
Blocked account	-	-	2,700
Other non-current assets	157,280	153,921	106,025
Total assets	191,300	167,685	123,238
Total current liabilities	53,259	32,222	25,286
Long-term debt	66,024	66,896	34,864
Other long-term liabilities	15,651	14,703	16,624
Total liabilities	134,934	113,821	76,774
Preferred stock	14,900	14,900	14,900
Common shareholders’ equity	41,466	38,964	31,564

Common book value per share (Basic)	$$3.43	$3.22	$3.89

10.           TERMINATION; AMENDMENTS; CONDITIONS

Amendments to the Offer will be made by written notice thereof to the holders of the Warrants. Material changes to information previously provided to holders of the Warrants in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Warrants. Also, should the Company, pursuant to the terms and conditions of the Offer, materially amend the Offer, the Company will ensure that the Offer remains open long enough to comply with U.S. Federal securities laws.

The minimum period during which an offer must remain open following any material change in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought all of which require up to 10 additional business days) will depend on the facts and circumstances, including the relative materiality of such terms or information.

The conditions to the Offer are:

(A)	each Holder delivering to the Company in a timely manner a completed Letter of Transmittal, along with the Holder’s Warrants; and

(B)
there has not been a decrease in the market price of the Common Stock such that the Board of Directors considers the offer to no longer be in the best interest of the Company and its holders of Common Stock.

We may terminate the Offer if any of the conditions to the Offer are not satisfied prior to the Expiration Date.

11.           U.S. FEDERAL INCOME TAX CONSEQUENCES

A.           General

The following summary describes the material U.S. federal income tax considerations of the acquisition and ownership of Common Stock to holders who hold such Common Stock as capital assets and who acquire such Common Stock upon the exercise of their Warrants that they also held as capital assets. This description also addresses the material U.S. federal income tax considerations of the Offer to holders of the Warrants. This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	tax-exempt organizations;

•	dealers or traders in securities or currencies;

•
holders that hold Common Stock or Warrants as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	holders that actually or constructively own or will own 10 percent or more of our voting stock; or

•	a Non-U.S. Holder (as defined below) that is a U.S. expatriate, ‘‘controlled foreign corporation’’ or ‘‘passive foreign investment company.’’

Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the acquisition and ownership of Common Stock or Warrants. Holders should consult their tax advisors with respect to the application of the U.S. tax laws to their particular situation.

This description is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein. For purposes of this description, a holder of Common Stock or Warrants is a “U.S. Holder” if such holder is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) its administration is subject to the primary supervision of a court within the United States and (b) one or more United States persons have the authority to control all of its substantial decisions.

A Non-U.S. Holder is a holder of Common Stock or Warrants that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Common Stock or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

B.           The Offer

If you participate in the Offer in accordance with the procedures set forth in this Offer, we intend to treat your participation for U.S. federal income tax purposes in the following manner:  If you elect to tender existing Warrants for exercise on a cashless basis, we will treat the transaction as a ‘‘recapitalization’’ exchange of the existing Warrant for Common Stock. The consequences of the recapitalization characterization would be that (i) the exchange of existing Warrants for Common Stock would not cause recognition of gain or loss, (ii) your tax basis in the new Common Stock received in the exchange would be equal to your tax basis in your existing Warrants given in the exchange, and (iii) your holding period for the Common Stock received in the exchange will include your holding period for the surrendered Warrants.

If you do not participate in the Offer, we intend to treat the Offer as not resulting in any U.S. federal income tax consequences to you.

The remainder of this summary assumes such treatment of participating and non-participating holders. However, because the federal tax consequences of the Offer are unclear, there can be no assurance in this regard and alternative characterizations are possible that would require you to recognize taxable income. For example, if you are a participating holder, it is possible that the addition of an exchange exercise feature could be treated as resulting in taxable gain from the exchange of existing Warrants for new warrants. In addition, the holding period for Common Stock received upon an exchange exercise could be treated as beginning on the day following the date of the exchange (and not including the holding period of the surrendered Warrants). Counsel will not render an opinion on the U.S. federal income tax consequences of the Offer or a holder’s participation in the Offer. You are urged to consult your tax advisor regarding the potential tax consequences of the Offer to you in your particular situation, including the consequences of possible alternative characterizations.

Assuming the recapitalization treatment described above, if you are a participating holder, you will be required to file with your U.S. federal income tax return for the year in which the exchange occurs a statement setting forth certain information relating to your existing Warrants (including tax basis information) and the Common Stock that you receive in exchange for your existing Warrants, and to maintain permanent records containing such information.

C.           U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of the Company’s Common Stock applicable to U.S. Holders, subject to the limitations described above.

Ownership of Common Stock

Distributions of cash or property that the Company pays to you with respect to its Common Stock will be includible in your income as dividend income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. In general, such dividends will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by the Company to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds the Company’s current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in such Holder’s Common Stock, and thereafter will be treated as capital gain.

Dispositions of Common Stock

Subject to the passive foreign investment company rules discussed below, upon a sale, exchange or other taxable disposition of shares of the Company’s Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such Holder’s adjusted tax basis in its shares of Common Stock.  Such capital gain or loss will be long-term capital gain or loss if such Holder has held such Common Stock for more than one year at the time of disposition.  The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

We believe that Lower Lakes Towing is not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and thus that you should not be treated as owning stock of a PFIC by virtue of your owning shares of our Common Stock. This conclusion, however, is a factual determination that is made annually and thus might be subject to change in future years. If Lower Lakes Towing were to become a PFIC, then a portion of your gain realized on the sale or other disposition of the Company’s Common Stock would in general not be treated as capital gain. Instead, you would be treated as if you had realized such portion ratably over your holding period for the Common Stock and the Warrants, as calculated for purposes of the PFIC rules, and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, and subject to an interest charge in respect of the tax attributable to each such year.

U.S. Backup Withholding Tax and Information Reporting Requirements

Information reporting generally will apply to payments of dividends on the Common Stock and proceeds from the sale or exchange of Common Stock or Warrants made within the United States to a U.S. Holder, other than an exempt recipient (including a corporation), a payee that is not a United States person that provides an appropriate certification, and certain other persons.  If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

D.           Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of the Company’s Common Stock applicable to Non-U.S. Holders, subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of the Company’s Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Ownership of Common Stock

Distributions of cash or property that the Company pays in respect of its Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of the Company’s Common Stock. If the amount of a distribution exceeds its current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in its Common Stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of the Company’s Common Stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Common Stock unless:

•	the gain is U.S. trade or business income;

•
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

•
the Company is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the Common Stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If the Company is determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of the Company’s Common Stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. The Company does not believe that it is currently a USRPHC, and it does not anticipate becoming a USRPHC in the future. However, no assurance can be given that the Company will not be a USRPHC, or that its Common Stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of the Company’s Common Stock.

U.S. Backup Withholding Tax and Information Reporting Requirements

The Company must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of Common Stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person.

The payment of the proceeds from the disposition of the Company’s Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the Company’s Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the Company’s Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of Common Stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

12.           RISK FACTORS; FORWARD-LOOKING STATEMENTS

This Offer Letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve certain risks and uncertainties, including statements regarding the Company’s strategic direction, prospects and future results. Certain factors, including factors outside of the Company’s control, may cause actual results to differ materially from those contained in the forward-looking statements. All forward looking statements included in this report are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update or revise such forward-looking statements to reflect events or circumstances that occur after such statements are made.

An investment in the Company’s Common Stock involves a high degree of risk.  You should carefully consider the following material risks before you decide to buy the Company’s Common Stock.  If any of the following risks actually occur, the Company’s business, results of operations and financial condition would likely suffer.  In these circumstances, the market price of the Company’s Common Stock could decline and you may lose all or part of your investment.

Our business is dependent upon key personnel whose loss may adversely impact the Company’s business.

The Company depends on the expertise, experience and continued services of Lower Lakes' senior management employees, especially Scott Bravener, its President.  Bravener has acquired specialized knowledge and skills with respect to Lower Lakes and its operations and most decisions concerning the business of Lower Lakes will be made or significantly influenced by him.  Although Lower Lakes maintains life insurance with respect to Bravener, the proceeds of such insurance may not be adequate to compensate Lower Lakes in the event of Bravener's death.  The loss of Bravener or other senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect the Company’s business.  The Company seeks to compensate and incentivize executives, as well as other employees, through competitive salaries and bonus plans, but there can be no assurance that these programs will allow the Company to retain key employees or hire new key employees.  As a result, if Bravener were to leave Lower Lakes, the Company could face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any such successor obtains the necessary training and experience.

Our officers and directors may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to the Company’s affairs.

Our officers and directors are not required to commit their full time to the Company’s affairs, which may result in a conflict of interest in allocating their time between the Company’s operations and other businesses.  Laurence S. Levy and Edward Levy are each engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to the Company’s affairs.

Some of the Company’s officers and directors may have conflicts of interest in business opportunities.

Some of the Company’s officers and directors may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated.  Due to the Company’s officers' and directors' existing affiliations with other entities, they may have fiduciary obligations to present potential business opportunities to those entities in addition to presenting them to the Company which could cause additional conflicts of interest.  Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Capital expenditures and other costs necessary to operate and maintain Lower Lakes' vessels tend to increase with the age of the vessel and may also increase due to changes in governmental regulations, safety or other equipment standards.

Capital expenditures and other costs necessary to operate and maintain Lower Lakes' vessels tend to increase with the age of each vessel.  Accordingly, it is likely that the operating costs of Lower Lakes' older vessels will increase.  In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require Lower Lakes to make additional expenditures.  For example, if the U.S. Coast Guard, Transport Canada or the American Bureau of Shipping (an independent classification society that inspects the hull and machinery of commercial ships to assess compliance with minimum criteria as set by U.S., Canadian and international regulations) enact new standards, Lower Lakes may be required to incur significant costs for alterations to its fleet or the addition of new equipment.  In order to satisfy any such requirement, Lower Lakes may be required to take its vessels out of service for extended periods of time, with corresponding losses of revenues.  In the future, market conditions may not justify these expenditures or enable Lower Lakes to operate its older vessels profitably during the remainder of their anticipated economic lives.

If Lower Lakes is unable to fund its capital expenditures and winter work expenses, Lower Lakes may not be able to continue to operate some of its vessels, which would have a material adverse effect on the Company’s business.

In order to fund Lower Lakes' capital expenditures and winter work expenses, the Company may be required to incur borrowings or raise capital through the sale of debt or equity securities.  The Company’s ability to access the capital markets for future offerings may be limited by the Company’s financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control.  The Company’s failure to obtain the funds for necessary future capital expenditures and winter work expenses would limit its ability to continue to operate some of its vessels and could have a material adverse effect on the Company’s business, results of operations and financial condition.

The climate in the Great Lakes region limits Lower Lakes' vessel operations to approximately nine months per year.

Lower Lakes' operating business is seasonal, meaning that it experiences higher levels of activity in some periods of the year than in others.  Ordinarily, Lower Lakes is able to operate its vessels on the Great Lakes for approximately nine months per year beginning in late March or April and continuing through December or mid-January.  However, weather conditions and customer demand cause increases and decreases in the number of days Lower Lakes actually operates.

The shipping industry has inherent operational risks that may not be adequately covered by Lower Lakes' insurance.

Lower Lakes maintains insurance on its fleet for risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance).  The Company can give no assurance that Lower Lakes will be adequately insured against all risks or that its insurers will pay a particular claim.  Even if its insurance coverage is adequate to cover its losses, Lower Lakes may not be able to timely obtain a replacement vessel in the event of a loss.  Furthermore, in the future, Lower Lakes may not be able to obtain adequate insurance coverage at reasonable rates for Lower Lakes' fleet.  Lower Lakes may also be subject to calls, or premiums, in amounts based not only on its own claim record but also the claims record of all other members of the protection and indemnity associations through which Lower Lakes may receive indemnity insurance coverage.  Lower Lakes' insurance policies will also contain deductibles, limitations and exclusions which, although the Company believes are standard in the shipping industry, may nevertheless increase its costs.

Lower Lakes is subject to certain credit risks with respect to its counterparties on contracts and failure of such counterparties to meet their obligations could cause the Company to suffer losses on such contracts decreasing revenues and earnings.

Lower Lakes enters into Contracts of Affreightment (COAs) pursuant to which Lower Lakes agrees to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes.  Lower Lakes also enters into spot market voyage contracts, where Lower Lakes is paid a rate per ton to carry a specified cargo from point A to point B.  All of these contracts subject Lower Lakes to counterparty credit risk.  As a result, the Company is subject to credit risks at various levels, including with charterers, cargo interests, or terminal customers.  If the counterparties fail to meet their obligations, Lower Lakes could suffer losses on such contracts which would decrease the Company’s revenues and earnings.

Lower Lakes may not be able to generate sufficient cash flows to meet its debt service obligations.

Lower Lakes' ability to make payments on its indebtedness will depend on its ability to generate cash from its future operations.  Lower Lakes business may not generate sufficient cash flow from operations or from other sources sufficient to enable it to repay its indebtedness and to fund its other liquidity needs, including capital expenditures and winter work expenses.  The indebtedness of Lower Lakes under its new senior credit facility bears interest at floating rates, and therefore, if interest rates increase, Lower Lakes' debt service requirements will increase.  Lower Lakes may need to refinance or restructure all or a portion of its indebtedness on or before maturity.  Lower Lakes may not be able to refinance any of its indebtedness, including the new senior credit facility, on commercially reasonable terms, or at all.  If Lower Lakes cannot service or refinance its indebtedness, it may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, any of which could have a material adverse effect on the Company’s operations.  Additionally, Lower Lakes may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

A default under Lower Lakes' indebtedness may have a material adverse effect on the Company’s financial condition.

In the event of a default under Lower Lakes' indebtedness, including the indebtedness under its existing senior credit facility, the holders of the indebtedness generally would be able to declare all of such indebtedness, together with accrued interest, to be due and payable.  In addition, borrowings under the existing senior credit facility are secured by a first priority lien on all of the assets of Lower Lakes, Lower Lakes Transportation and Grand River Navigation Company, Inc. (“Grand River”) and, in the event of a default under that facility, the lenders generally would be entitled to seize the collateral.  In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses.  Moreover, upon the occurrence of an event of default under the existing senior credit facility, the commitment of the lenders to make any further loans to the Company would be terminated.  Accordingly, the occurrence of a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on the Company’s results of operations.

Servicing debt could limit funds available for other purposes, such as the payment of dividends.

Lower Lakes will use cash to pay the principal and interest on its debt, and to fund required reserves for future capital expenditures and winter work expenses.  These payments limit funds that would otherwise be available for other purposes, including distributions of cash to the Company’s stockholders.

Lower Lakes' loan agreements contain restrictive covenants that will limit its liquidity and corporate activities.

Lower Lakes' loan agreements impose operating and financial restrictions that limit Lower Lakes' ability to:

o	incur additional indebtedness;

o	create additional liens on its assets;

o	make investments;

o	engage in mergers or acquisitions;

o	pay dividends; and

o	sell any of Lower Lakes' vessels or any other assets outside the ordinary course of business.

Therefore, Lower Lakes will need to seek permission from its lender in order for Lower Lakes to engage in some corporate actions.  Lower Lakes' lender's interests may be different from those of Lower Lakes, and no assurance can be given that Lower Lakes will be able to obtain its lender's permission when needed.  This may prevent Lower Lakes from taking actions that are in its best interest.

Because Lower Lakes generates approximately 60% of its revenues, and incurs approximately 60% of its expenses, in Canadian dollars, exchange rate fluctuations could cause the Company to suffer exchange rate losses thereby increasing expenses and reducing income.

Lower Lakes generates a portion of its revenues in Canadian dollars.  Similarly, Lower Lakes incurs a portion of its expenses in Canadian dollars.  This could lead to fluctuations in the Company’s net income due to changes in the value of the U.S. Dollar relative to the Canadian Dollar.

Lower Lakes depends upon unionized labor for its U.S. operations.  Any work stoppages or labor disturbances could disrupt its business.

Substantially all of Grand River's employees are unionized with the International Organization of Masters, Mates and Pilots, AFL-CIO.  Any work stoppages or other labor disturbances could have a material adverse effect on the Company’s business, results of operations and financial condition.

A labor union has attempted to unionize Lower Lakes' Canadian employees.

The Seafarers International Union of Canada, or SIU, has attempted without success to organize Lower Lakes' unlicensed employees periodically over the past several years.  Although the Company believes that support for this union is low, if SIU is successful in organizing a union among Lower Lakes' Canadian employees, it could result in increased labor costs for Lower Lakes, which could have a material adverse effect on the Company’s results of operations.

Lower Lakes employees are covered by U.S. Federal laws that may subject it to job-related claims in addition to those provided by state laws.

All of Lower Lakes' U.S. seagoing employees are covered by provisions of the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, and general maritime law.  These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in Federal courts.  Because Lower Lakes is not generally protected by the limits imposed by state workers' compensation statutes, Lower Lakes has greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

Restriction on foreign ownership and possible required divestiture of stock.

Under U.S. maritime laws, in order for the Company to maintain the Company’s eligibility to own and operate vessels in the U.S. domestic trade, 75% of the Company’s outstanding capital stock and voting power is required to be held by U.S. citizens.  Although the Company’s amended and restated certificate of incorporation contains provisions limiting non-citizenship ownership of the Company’s capital stock, the Company could lose its ability to conduct operations in the U.S. domestic trade if such provisions prove unsuccessful in maintaining the required level of citizen ownership.  Such loss would have a material adverse effect on the Company’s results of operations.  If the Company’s board of directors determines that persons who are not citizens of the U.S. own more than 23% of the Company’s outstanding capital stock or more than 23% of the Company’s voting power, the Company may redeem such stock or, if redemption is not permitted by applicable law or if the Company’s board of directors, in its discretion, elects not to make such redemption, the Company may require the non-citizens who most recently acquired shares to divest such excess shares to persons who are U.S. citizens in such manner as the Company’s board of directors directs.  The required redemption would be at a price equal to the average closing price during the preceding 30 trading days, which price could be materially different from the current price of the Common Stock or the price at which the non-citizen acquired the Common Stock.  If a non-citizen purchases the Common Stock, there can be no assurance that he will not be required to divest the shares and such divestiture could result in a material loss.  Such restrictions and redemption rights may make our equity securities less attractive to potential investors, which may result in our publicly traded Common Stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

Our outstanding warrants may have an adverse effect on the market price of Common Stock and make it more difficult to obtain future public financing.

The Company currently has outstanding warrants to purchase approximately 5,194,489 shares of Common Stock and an option to purchase 300,000 shares of Common Stock and warrants to purchase an additional 600,000 shares of Common Stock.  The sale, or even the possibility of sale, of the shares underlying the warrants and options could have an adverse effect on the market price for the Company’s securities or on the Company’s ability to obtain future public financing.  If and to the extent these warrants and options are exercised, you may experience dilution to your holdings.

The conversion of the Company’s series A convertible preferred stock will result in significant and immediate dilution of the Company’s existing stockholders and the book value of their Common Stock.

The shares of series A convertible preferred stock issued in connection with the acquisition of Lower Lakes are convertible into 2,419,355 shares of the Company’s Common Stock, which, on an “as converted” basis, represents approximately 20% of the Company’s aggregate outstanding Common Stock.  The conversion price of the Company’s series A convertible preferred stock is subject to weighted average anti-dilution provisions whereby, if we issue shares in the future for consideration below the existing conversion price of $6.20, then the conversion price of the series A convertible preferred stock would automatically be decreased, allowing the holders of the series A convertible preferred stock to receive additional shares of Common Stock upon conversion.  Upon any conversion of the series A convertible preferred stock, the equity interests of the Company’s existing Common Stockholders, as a percentage of the total number of the outstanding shares of the Company’s Common Stock, and the net book value of the shares of the Company’s Common Stock will be significantly diluted.

If the Company’s founding officers and directors exercise their registration rights, it may have an adverse effect on the market price of the Company’s Common Stock.

Our founding officers and directors and their affiliates and associates to whom shares of the Company’s Common Stock were issued prior to the Company’s initial public offering are entitled to demand that the Company register the resale of their shares of Common Stock at any time after October 27, 2007, although they have not yet done so.  If the Company’s founders exercise their registration rights with respect to all of their shares of Common Stock, then there will be an additional 1,000,000 shares of Common Stock eligible for trading in the public market.  The presence of this additional number of shares of Common Stock eligible for trading in the public market may have an adverse effect on the market price of the Company’s Common Stock.

Future acquisitions of vessels or businesses by us or Lower Lakes would subject us and Lower Lakes to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact our or Lower Lakes' capital structure.

Rand intends to pursue other acquisition opportunities in an effort to diversify its investments and/or grow Lower Lakes' business.  While neither we nor Lower Lakes are presently committed to any additional acquisition, we are currently actively pursuing one or more potential acquisition opportunities.  Acquisitions may be of individual or groups of vessels or of businesses operating in the shipping or other industries.  Following the acquisition of Lower Lakes, we will not be limited to any particular industry or type of business that we may acquire.  Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular business or assets that we may acquire, or of the industry in which such business operates.  To the extent we acquire a financially unstable business, we may be affected by numerous risks inherent in the acquired business's operations.  If we acquire a business in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry.  Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.

In addition, the financing of any acquisition completed by us could adversely impact our capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of additional funds.  The issuance of additional equity securities may significantly reduce the equity interest of existing stockholders and/or adversely affect prevailing market prices for our Common Stock.  Increasing our indebtedness could increase the risk of a default that would entitle the holder to declare all of such indebtedness due and payable and/or to seize any collateral securing the indebtedness.  In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses.  Accordingly, the financing of future acquisitions could adversely impact the Company’s capital structure and your equity interest in us.

Except as required by law or the rules of any securities exchange on which the Company’s securities might be listed at the time the Company seeks to consummate an acquisition, you will not be asked to vote on any proposed acquisition and you will not be entitled to exercise conversion rights in connection with any such acquisition.

Risks Associated with the Shipping Industry

The cyclical nature of the Great Lakes dry bulk shipping industry may lead to decreases in shipping rates, which may reduce Lower Lakes' revenue and earnings.

The shipping business, including the dry cargo market, has been cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values.  We anticipate that the future demand for Lower Lakes' dry bulk carriers and dry bulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the United States and Canada, seasonal and regional changes in demand, and changes to the capacity of the Great Lakes fleet which cannot be predicted.  Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue and earnings.  Fluctuations, and the demand for vessels, in general, have been influenced by, among other factors:

o	global and regional economic conditions;

o	developments in international and Great Lakes trade;

o	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

o	weather and crop yields;

o	political developments; and

o	embargoes and strikes.

The market values of Lower Lakes' vessels may decrease, which could cause Lower Lakes to breach covenants in its credit facility and which could reduce earnings and revenues as a result of potential foreclosures.

Vessel values are influenced by several factors, including:

o	changes in environmental and other regulations that may limit the useful life of vessels;

o	changes in Great Lakes dry bulk commodity supply and demand;

o	types and sizes of vessels;

o	development of and increase in use of other modes of transportation;

o	governmental or other regulations; and

o	prevailing level of charter rates.

If the market values of Lower Lakes' owned vessels decrease, Lower Lakes may breach some of the covenants contained in its new credit facility.  If Lower Lakes does breach such covenants and Lower Lakes is unable to remedy the relevant breach, its lenders could accelerate its debt and foreclose on the collateral, including Lower Lakes' vessels.  Any loss of vessels would significantly decrease our ability to generate revenue and income.  In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss that would reduce earnings.

A failure to pass inspection by classification societies and regulators could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in earnings, which may be material.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry, as well as being subject to inspection by shipping regulatory bodies such as Transport Canada.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention.  Lower Lakes' owned fleet is currently enrolled with the American Bureau of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys, and Special Surveys by its classification society, as well as periodic inspections by shipping regulators.  As regards classification surveys, in lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Lower Lakes' vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel is also required to be drydocked every four to five years for inspection of the underwater parts of such vessel.

Due to the age of several of the vessels, the repairs and remediations required in connection with such classification society surveys and other inspections may be extensive and require significant expenditures.  Additionally, until such time as certain repairs and remediations required in connection with such surveys and inspections are completed (or if any vessel fails such a survey or inspection), the vessel may be unable to trade between ports and, therefore, would be unemployable.  Any such loss of the use of a vessel could have an adverse impact on our revenues, results of operations and liquidity, and any such impact may be material.

Lower Lakes' business would be adversely affected if Lower Lakes failed to comply with U.S. maritime laws or the Coasting Trade Act (Canada) provisions on coastwise trade, or if those provisions were modified or repealed.

Rand is subject to the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, and other U.S. laws and the Coasting Trade Act (Canada) that restrict domestic maritime transportation to vessels operating under the flag of the subject state.  In the case of the United States, in addition, the vessels must have been built in the United States, be at least 75% owned and operated by U.S. citizens and manned by U.S. crews.  Compliance with the foregoing legislation increases the operating costs of the vessels.  With respect to its U.S. flagged vessels, we will be responsible for monitoring the ownership of our capital stock to ensure compliance with U.S. maritime laws.  If we do not comply with these restrictions, we will be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we will be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for its vessels, and fines or forfeiture of the vessels.

Over the past decade, interest groups have lobbied Congress to modify or repeal U.S. maritime laws so as to facilitate foreign flag competition.  Foreign vessels generally have lower construction costs and generally operate at significantly lower costs than vessels in the U.S. markets, which would likely result in reduced charter rates.  We believe that continued efforts will be made to modify or repeal these laws.  If these efforts are successful, it could result in significantly increased competition and have a material adverse effect on our business, results of operations and financial condition.

The Company may be unable to maintain or replace its vessels as they age.

As of June 30, 2008, the average age of the vessels operated by Lower Lakes was approximately 53 years.  The expense of maintaining, repairing and upgrading Lower Lakes' vessels typically increases with age, and after a period of time the cost necessary to satisfy required marine certification standards may not be economically justifiable.  There can be no assurance that Lower Lakes will be able to maintain its fleet by extending the economic life of existing vessels, or that the Company’s financial resources will be sufficient to enable the Company to make expenditures necessary for these purposes.  In addition, the supply of replacement vessels is very limited and the costs associated with acquiring a newly constructed vessel are prohibitively high.  In the event that Lower Lakes were to lose the use of any its vessels, the Company’s financial performance would be adversely affected.

Lower Lakes is subject to environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, United States and Canadian treaties, national, state, provincial, and local laws, and regulations in force in the jurisdictions in which vessels operate.  Because such conventions, treaties, laws and regulations are often revised, we cannot predict the ultimate cost of compliance or its impact on the resale price or useful life of Lower Lakes' vessels.  Additional conventions, treaties, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business, which may materially adversely affect our operations, as well as the shipping industry generally.  Lower Lakes is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to its operations and any increased cost in connection with obtaining such permits, licenses and certificates, or the imposition on Lower Lakes of the obligation to obtain additional permits, licenses and certificates, could adversely affect our results of operations.

Canada has adopted a regime of strict liability for oil pollution damage coming out of ships (Part 6 of the Marine Liability Act).  In case of non-tanker vessels, such as Lower Lakes' vessels, a vessel's registered owner is strictly liable for pollution damage caused on the Canadian territory, in Canadian territorial waters or in Canada's exclusive economic zone by oil of any kind or in any form including petroleum, fuel oil, sludge, oil refuse and oil mixed with wastes, subject to certain defenses.  The liability of the shipowner is, however, limited in accordance with the provisions of the Convention on Limitation of Liability for Maritime Claims, 1976, as amended by the Protocol of 1996.  Pursuant to this Convention, the shipowner can limit its liability to (i) 1 million Special Drawing Right, or SDR, as defined by the International Monetary Fund for the first 2,000 tons of tonnage, (ii) 400 SDR for each additional ton up to 30,000 tons of tonnage, (iii) 300 SDR for each additional ton up to 70,000 tons of tonnage and (iv) 200 SDR for each additional ton of tonnage.  In addition to the Marine Liability Act, Lower Lakes' vessels are also subject to other Canadian laws and regulations that contain significant fine and penalty provisions relating to the marine environment, pollution and discharges of hazardous substances, including the Migratory Birds Convention Act, the Canadian Environmental Protection Act, 1999, and the Fisheries Act.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills.  OPA affects all owners and operators whose vessels trade in United States waters, which includes the Great Lakes and their connecting and tributary waterways.  Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from vessel discharges of oil of any kind or in any form.

Lower Lakes currently maintains pollution liability coverage insurance.  However, if the damages from a catastrophic incident exceed this insurance coverage, it could have a significant adverse impact on our cash flow, profitability and financial position.

Lower Lakes is subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security.  The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code.  Among the various requirements are:

o	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

o	the development of vessel security plans; and

o	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations are intended to be aligned with these international maritime security standards.  Although we do not believe these additional requirements will have a material financial impact on Lower Lakes' operations, we cannot assure you that there will be no interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in revenues.

The operation of Lower Lakes' vessels is dependent on the price and availability of fuel.  Continued periods of historically high fuel costs may materially adversely affect our operating results.

Rand's operating results may be significantly impacted by changes in the availability or price of fuel for Lower Lakes' vessels.  Fuel prices have increased substantially since 2004.  Although price escalation clauses form part of substantially all of Lower Lakes' contracts of affreightment, which enable Lower Lakes to pass the majority of its increased fuel costs on to its customers, these measures may not be sufficient to enable Lower Lakes to fully recoup increased fuel costs or assure the continued availability of its fuel supplies.  Although the Company is currently able to obtain adequate supplies of fuel, it is impossible to predict the price of fuel.  Political disruptions or wars involving oil-producing countries, changes in government policy, changes in fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future.  There can be no assurance that Lower Lakes will be able to fully recover its increased fuel costs by passing these costs on to its customers.  In the event that Lower Lakes is unable to do so, our operating results will be adversely affected.

Governments could requisition Lower Lakes' vessels during a period of war or emergency, resulting in loss of revenues and earnings from such requisitioned vessels.

The United States or Canada could requisition title or seize Lower Lakes' vessels during a war or national emergency.  Requisition of title occurs when a government takes a vessel and becomes the owner.  A government could also requisition Lower Lakes vessels for hire, which would result in the government's taking control of a vessel and effectively becoming the charterer at a dictated charter rate.  Requisition of one or more of Lower Lakes' vessels would have a substantial negative effect on us, as we would potentially lose all or substantially all revenues and earnings from the requisitioned vessels and permanently lose the vessels.  Such losses might be partially offset if the requisitioning government compensated us for the requisition.

The operation of Great Lakes-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage Lower Lakes' business reputation, which may in turn, lead to loss of business.

The operation of Great Lakes-going vessels entails certain inherent risks that may adversely affect Lower Lakes' business and reputation, including:

o	damage or destruction of vessel due to marine disaster such as a collision;

o	the loss of a vessel due to piracy and terrorism;

o	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

o	environmental accidents as a result of the foregoing; and

o	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase Lower Lakes' costs, as for example, the costs of replacing a vessel or cleaning up a spill, or lower its revenues by taking vessels out of operation permanently or for periods of time.  The involvement of Lower Lakes' vessels in a disaster or delays in delivery or damages or loss of cargo may harm its reputation as a safe and reliable vessel operator and cause it to lose business.

If Lower Lakes' vessels suffer damage, they may need to be repaired at Lower Lakes' cost at a drydocking facility.  The costs of drydock repairs are unpredictable and can be substantial.  Lower Lakes may have to pay drydocking costs that insurance does not cover.  The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease its revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

Maritime claimants could arrest Lower Lakes' vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel.  In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings.  The arrest or attachment of one or more of Lower Lakes' vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted.

13.           ADDITIONAL INFORMATION; MISCELLANEOUS

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  The Company recommends that holders review the Schedule TO, including the exhibits, and the Company’s other materials that have been filed with the SEC before making a decision on whether to accept the Offer.

The Company will assess whether it is permitted to make the Offer in all jurisdictions. If the Company determines that it is not legally able to make the Offer in a particular jurisdiction, the Company reserves the right to withdraw the Offer in that particular jurisdiction and the Company will inform holders of this decision. If the Company withdraws the Offer in a particular jurisdiction, the Offer will not be made to, nor will exercises or tenders be accepted from or on behalf of, the holders residing in that jurisdiction.

The Board of Directors of the Company recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and holders should consult with personal advisors if holders have questions about their financial or tax situation. The information about this Offer from the Company is limited to this document.

The Company is subject to the information requirements of the Exchange Act and in accordance therewith files and furnishes reports and other information with the SEC. All reports and other documents the Company has filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov.

Sincerely,

Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, New York 10017
(212) 644-3450

THE DEPOSITARY FOR THE COMPANY’S OFFER IS:
CONTINENTAL STOCK TRANSFER  & TRUST COMPANY
BY MAIL, HAND OR OVERNIGHT DELIVERY:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
17 BATTERY PLACE 8TH FLR
NEW YORK, NY 10004

BY FACSIMILE TRANSMISSION:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
FACSIMILE: (212) 616-7610
CONFIRM BY TELEPHONE:
(212) 509-4000 ext. 536

THE INFORMATION AGENT FOR THE COMPANY ’ S OFFER IS:

Morrow  & Co., LLC
470 West Avenue
Stamford, CT 06902
(203) 658-9400
Banks and Brokerage Firms, Please Call: (800) 662-5200
Holders Call Toll Free: (800) 607-0088

ANY QUESTION OR REQUEST FOR ASSISTANCE MAY  BE DIRECTED TO THE INFORMATION
AGENT AT THE ADDRESS AND PHONE NUMBER LISTED ABOVE.
REQUESTS FOR ADDITIONAL COPIES OF THE OFFER LETTER, THE LETTER OF TRANSMITTAL
OR OTHER DOCUMENTS RELATED TO THE OFFER MAY  ALSO BE DIRECTED TO THE
INFORMATION AGENT.